

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via Email
Nancy A. Gray
Chief Financial Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, CA 92626

> **Re:** **Pacific Mercantile Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 2, 2011**
> **File No. 000-30777**

Dear Ms. Gray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

PRE 14A filed December 2, 2011

General

1. Please revise to disclose the effects, if any, that the sale and issuance of common stock to the Carpenter Funds will have upon the rights of existing shareholders. Refer to Item 11(d) of Schedule 14A. We note the discussion regarding the rights of the holders of your common stock on page 10.

Reasons for Approving the Sale …, page 6

2. We note the disclosure on page 7 explaining that when you were evaluating strategic alternatives for raising additional capital to increase your capital ratios you decided not to pursue a public stock offering because "such an offering would significantly dilute the Company's existing shareholders." In light of the fact that shareholders will be diluted as

a result of the Carpenter Funds investment, please revise to disclose why you nevertheless determined to approve the sale and issuance to the Carpenter Funds. Revise to clearly disclose that shareholders will be diluted as a result of the investment and clarify the ways in which shareholders will be diluted (e.g., book value, voting power, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel